ARC Group Worldwide, Inc.

810 Flightline Blvd

Deland, Florida 32724

January 16, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Ms. Jaskot

RE:                           ARC Group Worldwide, Inc.

Registration Statement on Form S-1

Filed December 2, 2014

File No. 333-200666

Form 10-K for Fiscal Year Ended June 30, 2014

Form 10-Q for the Fiscal Quarter Ended September 28, 2014

Definitive Proxy Statement on Schedule 14A

File No. 001-33400

Dear Ms. Jaskot:

On behalf of ARC Group Worldwide, Inc. (the “Company”), set forth below is the Company’s response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated December 29, 2014 with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), Form 10-K for Fiscal Year Ended June 30, 2014 (the “2014 10-K”), Form 10-Q for the Fiscal Quarter Ended September 28, 2014 (the “Q1 2015 10-Q”), and the Definitive Proxy Statement on Schedule 14A (the “Proxy”).

For reference purposes, the text of the Staff’s letter has been reproduced herein in italicized, bold type and have followed each numbered comment with the Company’s response.

Registration Statement on Form S-1 filed December 2, 2014

Prospectus Summary, page 1

1.  As currently drafted your prospectus summary focuses primarily on your business strengths and strategy and contains detailed, repetitive information. For example, we note that much of the disclosure relating to your strengths on pages one and two are again repeated on pages three, four and five. Please note that Item 503(a) of Regulation S-K instructs that a summary should be provided where the length or complexity of the prospectus makes a summary useful, and that the summary should provide a brief overview of the key aspects of the offering. Please revise the disclosure throughout this section to eliminate redundancies and to ensure that your summary is balanced and gives equal prominence to the risk and challenges you face, including quantifying the amount of your indebtedness and discussing your recent debt covenant noncompliance.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it has revised the Prospectus Summary in Amendment No. 1 to the Registration Statement (the “Amendment”). See Pages 1 through 4 of the Amendment.

2. We note the focus throughout your summary on your 3D printing services. Please revise your prospectus summary to clearly state that your 3D printing services are relatively new and are currently a small portion of your business. In particular, we note that sales from your 3DMT group segment represented less than 10% of your consolidated net sales for the 2014 fiscal year.

Company Response:

The Company respectfully submits that the 3DMT Group was formed in the second quarter of fiscal year 2014 and, although it comprised less than 10% of consolidated revenue for the fiscal year ended June 30, 2014, for the quarter ended September 28, 2014, this segment comprised 16.3% of its consolidated revenue and 21.5% of its total assets.  Management expects that this segment will continue to grow and constitute a significant portion of the Company’s future business. Further, we note that while the 3DMT Group was formed in fiscal year 2014, the Company’s 3D printing experience pre-dates the ‘official’ establishment of the business entity with research and development activities in our AFT subsidiary.  The Company has revised its disclosure in the Amendment to clearly state that our 3D printing services are relatively new and are currently a small portion of our business.  See page 2 of the Amendment.

Competitive Strengths, page 4

3. We note your reference to a “Blue Chip” customer base. Please explain what you mean by “blue chip,” and whether this attribute describes the four customers that make up 40% of your revenue. Please also highlight your customer concentration with greater prominence in this section. In addition, please file any material contracts with such customers as exhibits to the registration statement. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it has revised its disclosure in the Amendment by deleting “Blue Chip” and highlighting our established customer concentration with greater prominence.  See page 2 of the Amendment.  The Company generally does not enter into contracts with its customers, and instead fulfills orders based on purchase orders received from its customers.

4. In the third bullet point on page five you state that in August 2012 you integrated AFT into your “existing” MIM business line.  However, we note that you did not have an MIM business line before the acquisition of QMT on August 8, 2012. Please revise your disclosure accordingly.

Company Response:

The Company acknowledges the Staff’s comment and confirms that as part of its response to the Staff’s comment No. 1 it has deleted in its entirety the Proven Track Record of Acquisitions and Integration disclosure in the Competitive Strengths section in the Amendment. See page 2 of the Amendment.

Conflict of Interest, page 8

5. We note your disclosure that a qualified independent underwriter will participate in the offering in accordance with Rule 5121, and that this underwriter has participated in the preparation of the prospectus and registration statement. Please name the underwriter in the next amendment to the registration statement or, if not, please advise when you plan to name such underwriter.

Company Response:

The Company acknowledges the Staff’s comment and will name all participating underwriters in a subsequent amendment to the Registration Statement as soon as reasonably possible after date on which the arrangements with such qualified independent underwriters are finalized.

The Offering, page 9

6. Please disclose here and on page 35 the specific conditions under which you will be required to use a portion of the net proceeds from this offering to repay debt under the Citizens Senior Credit Facility and McLarty Subordinated Credit Facility, as well as the amount of the proceeds you may be required to use in this manner.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it has revised its disclosure in the Amendment accordingly. See pages 6 and 39 of the Amendment.

Summary Consolidated Financial Information, page 10

7. In footnote 1 to the Summary Consolidated Financial Information you refer to a price range on the cover page of the prospectus. Please revise. See Item 501(a)(3) of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it has revised its disclosure in footnote 1 to the Summary Consolidated Financial Information in the Amendment to remove the reference to a price range. See page 8 of the Amendment.

Risk Factors, page 12

General

8. We note that many of your risk factors describe circumstances that could apply equally to other businesses that are similarly situated and are generic risks that are not tailored to your specific business. Please either eliminate these generic risks or revise them to state specific material risks to your Company, including how each of these risks has specifically affected, or may affect, your Company. For example, we note that the following risk factors appear to contain generic disclosures:

•                  The markets in which we compete are highly competitive . . ., page 12;

•                  We face customer pricing pressures . . ., page 13;

•                  A material disruption at any of our manufacturing facilities, page 14;

•                  A sustained economic downturn would adversely impact our Company . . . , page 15;

•                  Product liability lawsuits could harm our business . . ., page 15;

These are just examples. Please review each of your risk factors and revise accordingly.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it has reviewed each risk factor and revised the risk factors as applicable in the Amendment to state the specific material risks to the Company and how they have specifically affected, or may affect, the Company. See pages 10 through 36 of the Amendment.

Risks Related to Our Business, page 12

We rely on a small number of customers for a large percentage of our revenues, page 15

9. Please revise to state that your top four customers accounted for approximately 40% of 2014 revenue. Please also state whether your prior acquisitions have diversified your customer base and whether you believe future acquisitions will do so.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it has revised its disclosure in the Amendment accordingly.  See pages 3 and 14 of the Amendment.

Our operations are subject to environmental, health, and safety regulations, page 15

10. At the bottom of page 16 you refer to the use of a hydrogen gas atmosphere in the sintering process. This appears unrelated to the other risks under this heading. Please discuss this risk under a separate heading and in greater detail so that investors may understand the scope of the risks posed by the use of this atmosphere and your liquid hydrogen storage tank.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it has revised its disclosure in the Amendment accordingly.  See page 16 of the Amendment.

We may experience significant variability in our quarterly or annual effective income tax rate, page 20

11. Please clarify your reference here to a foreign affiliate.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it has revised its disclosure in the Amendment accordingly.  See page 19 of the Amendment.

There may be certain environmental and geological liabilities associated with certain of our real estate … page 20

12. Please describe in greater detail the potential impact of the ground subsidence event, including whether you have material facilities located where the risk of subsidence exists. Please also explain your relationship to GF&F.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it has revised its disclosure in the Amendment accordingly.  See page 20 of the Amendment.

Political instability in international markets could have a negative effect on our Company, page 21

13. Please revise this risk factor to describe with greater specificity the locations of your overseas suppliers, the particular risks they face, and the potential material impact on your operations.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it has revised its disclosure in the Amendment accordingly.  See page 20 of the Amendment.

We are dependent on a limited number of key suppliers for certain raw materials and components . . ., page 22

14. To the extent material to an understanding of your business, please disclose the names of your principal suppliers both here and in your Business disclosure. See Item 101(h)(4)(v) of Regulation S-K. Please also disclose any past disruptions to your suppliers or shortages of raw materials that had a material adverse effect on your operations.

Company Response:

The Company acknowledges the Staff’s comment and respectfully submits that it does not believe that any one of its suppliers is material to its business, as any supplier can be replaced by an alternative supplier at a comparable cost.  The Company confirms that it has revised its disclosure in the Amendment to address any past disruptions or shortages.  See page 22 of the Amendment.

Risks Related to Our Indebtedness, page 24

Leverage and debt service obligations may adversely affect us, page 24

15. Please revise to disclose the required financial ratios/amounts in each of your credit agreements as well as your actual ratios/amounts for each of your material debt covenants as of the most recent reporting date.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it has revised its disclosure in the Amendment accordingly.  See pages 25-29 of the Amendment.

Our stock price may be volatile and market movements . . ., page 31

16. We note the significant volatility in your stock price. Please revise this risk factor to discuss this particular volatility, including the specific fluctuations in stock price.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it has revised its disclosure in the Amendment accordingly.  See page 32 of the Amendment.

Properties, page 42

17. Please indicate whether your principal offices are owned or leased. Please refer to Item 102 of Regulation S-K. Please also file the leases you reference in this section as exhibits to the registration statement, or explain why you are not required to do so. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it has revised its disclosure in the Amendment accordingly. See page 46 of the Amendment. The Company has reviewed its current leases and determined that none of the leases are individually material except for the lease in respect of the property located in Deland, Florida (the “Deland Lease”) as to which the Company is filing a copy of the Deland Lease as an Exhibit to the Amendment.  Management believes that suitable and comparably priced replacement properties are readily available for lease on commercially reasonable terms within the respective geographic areas of operations if the Company needs to move or replace any of its leased facilities.  The loss or non-renewal of any of the leases, other than the Deland Lease, would not be foreseeably material to the Company or its business and operations.

Incorporation by Reference of Certain Information, page 52

18. Please state the corporate web site, including URL, where the documents that you have incorporated may be accessed. Please see Item 12(b)(1)(v) of Form S-1.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it has revised its disclosure in the Amendment accordingly. See page 56 of the Amendment.

Recent Sales of Unregistered Securities, page II-3

19. Please disclose your issuance of common stock made during the first quarter of fiscal year 2014 in exchange for the minority interest in FloMet and General Flange & Fittings, or tell us why you are not required to do so. We note in particular your disclosure on page 57 of your Form 10-K for the fiscal year ended June 30, 2014. See Item 701 of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it has revised its disclosure in the Amendment accordingly. See page II-3 of the Amendment.

Exhibits

20. We note that you incorporate the Citizens Senior Credit Facility, the McLarty Subordinated Credit Agreement, and all amendments to such agreements, by reference to previously filed Exchange Act filings. However, it does not appear that you filed all the exhibits and schedules to such agreements when initially filed. If these exhibits and schedules have been filed previously, please advise us where they are located. Otherwise, please file the versions of such agreements, including amendments to such agreements, with the next amendment to your registration statement. See Item 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it has filed a Form 8-K/A containing the applicable exhibits and schedules on January 14, 2015.

Form 10-K for the Fiscal Year Ended June 30, 2014

General

21. As applicable, please comply with the above comments in your future Exchange Act filings.

Company Response:

The Company acknowledges the Staff’s comment and will, as applicable, comply with the above comments in future Exchange Act filings.

Liquidity and Capital Resources, page 28

22. Please tell us and provide draft disclosure to be included in future filings that quantifies the amount of any cash or cash equivalents held in financial institutions located outside of the United States as of the most recent period presented. If applicable, please also revise to disclose the nature and extent of any restrictions on your ability to transfer these funds to the United States.

Company Response:

The Company respectfully submits that cash and cash equivalents held in financial institutions outside the United States totaled $1.9 million and $0.6 million as of September 28, 2014 and June 30, 2014, respectively, to support existing operations and planned growth.  Certain foreign regulations could impact the Company’s ability to transfer funds to the United States, however, the Company currently would not incur a tax obligation should it decide to repatriate funds held outside of the United States as the Company’s AFT-HU subsidiary is taxed in a similar manner to its domestic subsidiaries. The draft disclosure to appear in future filings is as follows:

Cash and cash equivalents held in financial institutions outside the United States totaled $1.9 million and $0.6 million as of September 28, 2014 and June 30, 2014, respectively, to support existing operations and planned growth.  The Company’s Hungary subsidiary, where these funds are held, is taxed in a similar manner to its domestic subsidiaries. Thus, the Company would not incur a tax obligation should it decide to repatriate these funds.

Consolidated Financial Statements

23. We note some of the amounts presented in your asset allocation tables for the ATC and Kecy acquisitions are not consistent with the preliminary asset allocations made in your pro forma financial statements provided on Form 8-K for each acquisition. For example, in your Form 8-K/A for the Kecy acquisition filed on September 8, 2014, your pro forma condensed consolidated balance sheet reflected adjustments to recognize $5.9 million of goodwill and $7.3 million of intangible assets as a result of the acquisition. However, the asset allocation table on page 48 of your Form 10-K indicates that only $1.4 million of the purchase price was allocated to goodwill while the remainder was attributed to intangible assets. It appears you may have made material changes to your purchase price allocation during each acquisition’s measurement period. If true, please tell us the nature and amount of the adjustments made and describe the reasons why these adjustments were considered appropriate.

Company Response:

The Company respectfully submits that at the time of the Form 8-K/A filings for both the ATC and Kecy acquisitions, the Company’s third-party valuation experts had not completed their independent evaluations of the fair value of acquired assets and liabilities.  For the ATC acquisition, the fair values of acquired assets and liabilities were revised from the estimated values initially filed on Form 8-K/A primarily to assign fair values to acquired intangible assets of $15.6 million and property and equipment of $1.5 million that had previously been recorded as goodwill.  Other adjustment to assets and liabilities primarily resulted from audit adjustments made to ATC’s historical books.  For the Kecy acquisition, fair value adjustments to intangible assets totaled approximately $4.1 million, primarily consisting of the revised value assigned to customer relationships and a favorable lease.  These adjustments were made to reflect the appraised value of the acquired assets. The Company will enhance its disclosures in its next quarterly filing on Form 10-Q to reconcile the change in valuation from the 8-K/A to the current filing.

Note 9 — Goodwill, Intangibles and Other Long-Lived Assets, page 52

24. Please tell us how you considered the disclosure requirements of ASC 350-30-50-1 for intangible assets (other than goodwill) acquired during the periods presented. Please also show us how you will revise your future filings to separately disclose the amortization period associated with each major intangible asset class (for example, the estimated useful life for customer relationships separate from patents and trademarks).

Company Response:

In accordance with ASC 350-30-50-1, the Company will include disclosure in future filings regarding the weighted average useful life for each major class of intangible asset acquired, substantially as follows:

Patents and tradenames, customer relationships, and non-compete agreements and other are amortized over a weighted average useful life of approximately13.2 years, 10.8 years and 6.5 years, respectively.

Note 10 — Debt, page 53

25. We note that you obtained a waiver for noncompliance with your debt covenants as of June 30, 2014. Please tell us and revise your future filings to disclose if any of your existing debt agreements contain cross default provisions whereby a default on one debt agreement could cause amounts due under another loan agreement to become immediately due and payable.

Company Response:

The Company respectfully advises the Staff that both the Citizens Bank Senior Credit Facility and the McLarty Subordinated Credit Facility agreements contain cross-default provisions that specify cross acceleration as remedies in the event of a default of either agreement.  The Company will include disclosure in future filings as follows:

The Citizens Senior Credit Facility and the McLarty Subordinated Credit Facility each contain a cross-default provision whereby if an event of default on one of the credit facilities occurs, acceleration of repayment of the other credit facility would be triggered, thus requiring repayment of all outstanding principal and interest of both credit facilities.

Note 11 — Income Taxes, page 55

26. Please tell us and revise your disclosures in the second paragraph on page 57 in future filings to quantify the amount of foreign earnings for which the Company has not provided any income tax.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it will revise its disclosure for Income Taxes in future filings to disclose the amount of foreign earnings for which the Company has not provided for income taxes as follows:

The Company has elected to include the operations of its foreign subsidiary located in Hungary in its U.S. consolidated income tax return, and as such is included in its provision for income taxes.  Other foreign earnings for which the Company has not provided for U.S. taxes totaled approximately $730,000 as of September 28, 2014.

Note 18 — Subsequent Events, page 63

27. Please tell us and revise your future filings to disclose the specific terms of any material financial ratios you are required to comply with as part of your Amended and Restated Credit Agreement.

Company Response:

Under the terms of the Company’s Senior Credit Facility, the Company is required to comply with Minimum Fixed Charge Coverage Ratio, Maximum Total Leverage Ratio and Maximum Senior Leverage Ratio.  Under the terms of the Company’s Subordinated Credit Facility, the Company must comply with Minimum Fixed Charge Coverage Ratio and Maximum Total Leverage Ratio.  A summary of the specific terms and the respective calculations for each of the financial covenant ratios are set forth in our response to Comment 28 below.  The Company will in future filings disclose specific terms of any material financial ratios required to be complied with as part of the Amended & Restated Credit Agreement.

Form 10-Q for the Period Ended September 30, 2014

Note 8 — Debt, page 14

28. We note that as of both June 30, 2014 and September 30, 2014, you were not in compliance with certain debt covenants. We also note that you subsequently obtained a waiver from the provisions that you had not complied with. Given your history of debt covenant breaches, please tell us and provide us with draft disclosure to be included in future filings which discloses the required ratios/amounts as well as the actual ratios/amounts for each material debt covenant as of the most recent reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please show the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Company Response:

The Company acknowledges the Staff’s comment.  Set forth below are the proposed forms of the draft disclosures summarizing the financial ratio compliance covenants, to be included in future filings, which discuss the required ratios and will present the actual amounts for each material debt covenant as of the most recent reporting date for each such filing. Please note that the Company did not calculate the financial ratios for the period ended September 28, 2014, but will include calculations once available for the quarter ended December 29, 2014.

Credit Agreements - Financial Ratio Covenants

The terms and conditions of the respective agreements governing the Senior Credit Facility and the Subordinated Credit Facility (together, the “Credit Facilities”) each contain covenants requiring the Company to maintain certain financial ratios.  Non-compliance by the Company with any of the financial ratio covenants would constitute events of default under both of the Credit Facilities pursuant to cross-default provisions and result in acceleration of payment obligations for all outstanding principal and interest for loans made under both of the Credit Facilities, unless such defaults were waived or subject to forbearance by the respective creditors.

Senior Credit Facility Financial Ratios.  The Company’s Senior Credit Facility contains financial ratio covenants, summarized as follows:

Minimum Fixed Charge Coverage Ratio.  The Company may not have a Fixed Charge Coverage Ratio less than 1.25:1.00 as of the last day of any fiscal quarter ending on or prior to the maturity date.  The Fixed Charge Coverage Ratio is defined as the ratio of (a) consolidated EBITDA minus the unfinanced portion of capital expenditures minus expense for taxes paid in cash; to (b) fixed charges, all calculated for the Company and its subsidiaries on a consolidated basis in accordance with GAAP.

The summary calculations of the Company’s Senior Credit Facility Fixed Charge Coverage Ratio for the period covered by this Report are as follows:

Consolidated EBITDA	$
Less unfinanced portion of capital expenditures	$
Less expense for taxes paid in cash	$
Coverage Amount (a)	$
Fixed Charges (b)	$
Fixed Charge Coverage Ratio (a:b) (must not be less than 1.25:1.00)	[a:b]

Maximum Total Leverage Ratio.  The Company may not permit the Maximum Total Leverage Ratio, as of the last day of any fiscal quarter ending during any period set forth in the table below, to exceed the ratio set forth opposite such period in the table below.  The Maximum Total Leverage Ratio is defined as the ratio of (a) funded indebtedness of the Company and its subsidiaries as of such date, to (b) consolidated EBITDA of the Company and its subsidiaries for the test period ended as of such date.

Period	Total Leverage Ratio
Through March 28, 2015	5.25:1.00
March 29, 2015 through June 29, 2015	5.00:1.00
June 30, 2015 through September 26, 2015	4.75:1.00
September 27, 2015 through December 26, 2015	4.50:1.00
December 27, 2015 through June 29, 2016	4.25:1.00
June 30, 2016 through December 24, 2016	4.00:1.00
December 25, 2016 and thereafter	3.50:1.00

The summary calculations of the Company’s Senior Credit Facility Maximum Total Leverage Ratio for the period covered by this Report are as follows:

Funded Indebtedness (a)	$
Consolidated EBITDA (b)	$
Maximum Total Leverage Ratio (a:b)	[a:b]

Maximum Senior Leverage Ratio.  The Company may not permit the Maximum Senior Leverage Ratio, as of the last day of any fiscal quarter ending during any period set forth in the table below, to exceed the ratio set forth opposite such period in the table below.  The Maximum Senior Leverage Ratio means, as to the Company and its subsidiaries on a consolidated basis as of the date of its determination, the ratio of (a) funded indebtedness of the Company and its subsidiaries, less the aggregate amount of junior financing of the Company and its subsidiaries included therein as of such date; to (b) Consolidated EBITDA of the Company and its subsidiaries for the Test Period ended as of such date.

Period	Senior Leverage Ratio
Through March 28, 2015	3.75:1.00
March 29, 2015 through June 29, 2015	3.50:1.00
June 30, 2015 through September 26, 2015	3.25:1.00
September 27, 2015 through December 26, 2015	3.00:1.00
December 27, 2015 through June 29, 2016	2.75:1.00
June 30, 2016 through December 24, 2016	2.50:1.00
December 25, 2016 and thereafter	2.25:1.00

The summary calculations of the Company’s Senior Credit Facility Maximum Senior Leverage Ratio for the period covered by this Report are as follows:

Funded Indebtedness	$
Less aggregate amount of junior financing	$
Senior Leverage Amount (a)	$
Consolidated EBITDA (b)	$
Senior Leverage Ratio (a:b)	[a:b]

Subordinated Credit Facility Financial Ratios.  The Company’s Subordinated Credit Facility contains the following financial ratio covenants, summarized as follows:

Minimum Fixed Charge Coverage Ratio.  The Company may not have a Fixed Charge Coverage Ratio less than 1.10:1.00 as of the last day of any fiscal quarter ending on or prior to the maturity date.  The Fixed Charge Coverage Ratio is defined as the ratio of (a) Consolidated EBITDA minus the unfinanced portion of capital expenditures minus expense for taxes paid in cash; to (b) fixed charges, all calculated for the Company and its subsidiaries on a consolidated basis in accordance with GAAP.

The summary calculations of the Company’s Subordinated Credit Facility Fixed Charge Coverage Ratio for the period covered by this Report are as follows:

Consolidated EBITDA	$
Less unfinanced portion of capital expenditures	$
Less expense for taxes paid in cash	$
Coverage Amount (a)	$
Fixed Charges (b)	$
Fixed Charge Coverage Ratio (a:b) (must not be less than 1.10:1.00)	[a:b]

Maximum Total Leverage Ratio.  The Company may not have a Total Leverage Ratio, as of the last day of any fiscal quarter ending during any period set forth in the table below, to exceed the ratio set forth opposite such period in the table below.  The Total Leverage Ratio means, as to the Company and its subsidiaries on a consolidated basis as of the date of its determination, the ratio of (a) funded indebtedness of the Company and its subsidiaries as of such date, to (b) Consolidated EBITDA of the Company and its subsidiaries for the test period ended as of such date.

Period	Total Leverage Ratio
Through December 30, 2014	5.50:1.00
December 31, 2014 through March 30, 2015	5.50:1.00
March 31, 2015 through June 29, 2015	5.25:1.00
June 30, 2015 through September 29, 2015	5.00:1.00
September 30, 2015 through March 30, 2016	4.75:1.00
March 31, 2016 through September 29, 2016	4.50:1.00
September 30, 2016 and thereafter	4.00:1.00

The summary calculations of the Company’s Subordinated Credit Facility Total Leverage Ratio for the period covered by this Report are as follows:

Funded Indebtedness (a)	$
Consolidated EBITDA (b)	$
Maximum Total Leverage Ratio (a:b)	[a:b]

Compliance with Financial Ratio Covenants

On the basis of the analysis summarized above, the Company is in compliance with all of its financial ratio covenants under the Credit Facilities as of the date of this Report.

Prior to the amendment and restatement of the Company’s Senior Credit Facility on November 10, 2014, as amended on December 23, 2014 (the “Amended & Restated Senior Credit Agreement”), the Company was in non-compliance with certain covenants contained in the predecessor credit agreement, dated as of April 7, 2014, as amended June 25, 2014 (the “Original Credit Agreement”).  The Company is no longer subject to any of the terms or conditions of the Original Credit Agreement.  Management believes that the terms and conditions of the Amended & Restated Senior Credit Agreement and the Subordinated Credit Agreement provide the Company with amply sufficient financial operating flexibility to reasonably maintain compliance with all financial ratio covenants.  Management does not anticipate any prospective breaches of any financial ratio covenants during the foreseeable future.

29. To the extent that your history of debt covenant noncompliance has impacted or is reasonably likely to impact your business, please provide us with draft disclosure to be included in future filings which describes how your liquidity and/or operations will be impacted if you continue to breach your debt covenants and are unable to obtain a waiver from your lender. Please also discuss the steps you are taking to comply with your debt covenants in future periods.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it will include in future filings disclosure which describes how its liquidity and/or operations will be impacted if it continues to breach its debt covenants and is unable to obtain a waiver from its lender(s).  In addition the Company will discuss the steps it is taking to comply with its debt covenants in future periods as follows:

The Company determined that as of June 30, 2014, it was not in compliance with certain of its financial covenant ratios under its Senior Secured Credit Facility with Citizens Bank, which constituted an event of default.  In November 2014, the Company renegotiated the terms of its Senior Secured Credit Facility, entered into a subordinated term loan credit agreement with McLarty Capital Partners SBIC, L.P., the proceeds of which were primarily used to pay down principal on its Senior Secured Credit Facility, and obtained waivers from Citizens Bank regarding the non-compliance matters.  Had the Company been unable to obtain waivers, the Administrative Agent had with the consent of, or at the request of, lenders under the Senior Secured Credit Facility multiple remedies, including declaring the unpaid principal amount of all outstanding loans under its Senior Secured Credit Facility, and all interest accrued and unpaid thereon, be immediately due and payable.  Under the renegotiated terms of Senior Secured Credit Facility and the subordinated term loan agreement, the Company is providing Citizens Bank and McLarty Capital Partners with unaudited consolidated financial statements on a monthly basis to ensure that it is in compliance with all financial covenants.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 21

Gross Profit, page 25

30. You disclose on page 25 that the reason for declines in gross margin in both your Precision Components Group and 3DMT Group are attributable to lower margins from sales of Kecy and ATC which were both recently acquired during the fiscal year ended June 30, 2014. Please provide us draft disclosure to be included in your future filings demonstrating how you will enhance your MD&A to more fully describe the how the gross margin on products sold by Kecy and ATC varies from the products you sold before the acquisition of these businesses. Please also explain the extent to which you expect these lower margins to continue. It is unclear how much of the decline is due temporary factors such as product start-ups compared to more permanent factors such as the nature of the product being manufactured.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it will include in future filings an enhanced disclosure to describe how the gross margin on products sold by Kecy and ATC varies from the gross margin on products sold before the acquisition of these businesses.  The Company advises the Staff, however, that Kecy and ATC are not separate segments and instead the Company will discuss the margin on the products sold within the segment and, if appropriate, the product mix, when explaining the variances in future filings.  Examples of enhanced disclosures to be made in future filings are the following:

•                  Precision Components Group gross profit was $5.5 million during the three month period ended September 28, 2014, representing an increase of approximately $0.8 million, or 17.0%, as compared with gross profit of $4.7 million in the prior year period.  Gross margin decreased to 25.3% in the three month period ended September 28, 2014, compared with 31.1% in the three month period ended September 29, 2013.  The primary reason for the increase in gross profit was higher sales due to the acquisition of Kecy.  The primary reason for the decrease in gross margin was due to lower margins associated with sales of metal stamping products from Kecy, and decreased factory utilization from lower sales at certain of our many facilities.  The gross margin on sales of metal stamping products primarily sold by Kecy were lower than the Precision Component Group’s historical margin and we anticipate that the margin on sales of metal stamping products will remain below the Precision Component Group’s historical average during the 2015 fiscal year.

•                  3DMT Group gross profit was $0.9 million during the three month period ended September 28, 2014, representing an increase of approximately $0.5 million, or 125.0%, as compared with gross profit of $0.4 million in the prior year period.  Gross margin decreased to 18.9% in the three month period ended September 28, 2014, compared with 29.8% in the three month period ended September 29, 2013.  The primary reason for the increase in gross profit was higher sales from ATC.  The gross margin on products sold by the 3DMT Group was negatively impacted by a lower margin on tooling sales associated with ATC and higher costs associated with 3D printing relative to the 3DMT Group’s historical average.  We anticipate that lower margins on tooling sales and higher costs associated with 3D printing will continue during the 2015 fiscal year.

Revised Definitive Proxy Statement on Schedule 14A filed November 28, 2014

General

31. We note that on page 29 you have incorporated certain documents by reference into the proxy statement. It is unclear why you have included this section and incorporated such documents. Unless applicable, please do not include this section in future filings, or, in the alternative, please tell us why you incorporated such documents.

Company Response:

The Company does not anticipate that it will incorporate documents by reference into Proxy Statements to be filed by the Company in the future and will delete the section in future Proxy Statements.

In connection with responding to Staff’s comments, the Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings, (b) Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filings, and (c) the Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing disclosures are responsive to the Staff’s comments and we look forward to resolving any further outstanding issues as quickly as possible. Please direct any questions, comments or requests for further information to the undersigned at 212-231-3900 or via email to dkelley@arcgroupworldwide.com.  You may also contact our counsel, Travis L. Gering, at 212-509-4723 or via e-mail travis.gering@wg-law.com.

Very truly yours,

/s/ Drew M. Kelley
Drew M. Kelley
Chief Financial Officer

Cc:                             Jason T. Young, Chairman and Chief Executive Officer

Travis L. Gering, Esq.